1
Forging the Future of Grocery Retailing
Yolanda M. Scharton
Vice President Corporate Communications
and Investor Relations
Bear Stearns 12th
Annual Retail, Restaurants and Consumer Conference
March 9, 2006
Pre-proxy
version
Filed by SUPERVALU INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: SUPERVALU INC., File #1-5418

Forward-Looking Statement
CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR”
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information  contained  herein,  the matters  set  forth in this  presentation,  including statements  as to the  expected benefits of the acquisition such as efficiencies,  cost savings,  market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,”
“plans,” and similar  expressions  are  forward-looking  statements within the meaning of the “safe  harbor” provisions  of the Private
Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Supervalu and Albertsons shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into Supervalu will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Supervalu’s and Albertsons reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, Supervalu undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
Supervalu and Albertsons will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS
ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN
IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Supervalu and Albertsons, free of charge, at the website maintained by the SEC at www.sec.gov.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Supervalu, Inc., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention:
Corporate Secretary, or to Albertsons, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary.
The respective directors and executive officers of Supervalu and Albertsons and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Supervalu’s directors and executive officers is available in its proxy statement filed with the SEC by Supervalu on May 12, 2005, and information regarding Albertsons directors and executive officers is available in its proxy statement filed with the SEC by Albertsons on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

3 Agenda • Company Overview • How We View the Market • Strategy for Change • The Deal • Implementing Change • Summary

Who We Are: A SUPERVALU Overview
• 135-year legacy of grocery industry
excellence
• Multi-format grocery retail leadership
– 1,381 retail locations across seven banners
– Diverse portfolio of formats to address the full
spectrum of grocery shopping preferences
– Industry leader in supply chain services
– Serve more than 2,200 primary customer
sites, plus our own retail operations
• Unparalleled basis-point discipline engrained
in all our businesses
• 60+ years of dividend payments

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

Cub FOODS
FarmFresh World Class Supermarkets When Only the Very Best Will Do!!
SCOTT'S FOOD & PHARMACY
SHOPPERS FOOD & PHARMACY
bigg's
Shop 'n Save
Hornbacher's

Save a lot

5 Extreme value • Small Box Format • Highly efficient model National Banner Super-Regional Banners Super-regional • Two dominant formats: Fresh Focus and Price Impact

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

SKIN care
Carlita
CHIPOTLE SALSA
MEDIUM
Carlita
TACO DINNER

SUPER-Regional Banner Edges: Setting Ourselves Apart
• 227 stores in network
• Providing products,
service, ambiance
• Powerful differentiators:
– Fresh departments
– HBC departments
– Ethnic specialty
departments
– Store brands
– Center store programs

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

sunflower
MARKET
NATURE'S BEST
HONEY DIJON
ORGANIC MUSTARD
$1.59

Our New Fresh Concept
• January 2006,
Indianapolis
• 8,000 – 12,000 SKUs
• 12,000 – 15,000 sq. ft.
• Limited assortment
• Value-priced at 10%-15%
lower than conventional
and natural store
competitors
• Focus on perishables,
especially produce
• High-quality natural and
organic departments

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

Save a lot
dairy
Dianora's
RISING CRUST
Dianora's
RISING CRUST
GROUND COFFEE
Old World Classic
COFFEE
GROUND COFFEE
Decaffeinated
COFFEE

National Banner Save-A-Lot: Big Savings in a Small Box
• The fastest-growing limited
assortment retailer in the U.S.
– 1,154 stores in 39 states
• 862 licensed
• 292 corporate
• Target customer
– Household incomes under
$35,000
– 43.3 million households
• 12,000 – 15,000 sq. ft. footprint
• Approximately 1,250 SKUs
– 70% Custom Brand products

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

SUPERVALU

Our Supply Chain Services Profile
• Serving more than 2,200 primary
customer sites and 227 corporate
retail locations
• Travel almost 100 million miles
annually
• Supported by 24 locations
• Move more than
half-billion cases annually
• Industry-leading service levels
Industry leader in efficiency and
service offerings to retail grocery channel

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

CLEMENS

LUNDS

Ukrop's

Dierbergs

SuperTARGET

THE HOME DEPOT

TARGET

Save a Lot

Save a Lot

Cub Foods

Shop 'n Save

Farm Fresh MARKETS

bigg's

SHOPPERS FOOD & PHARMACY

SCOTT'S FOOD & PHARMACY

Hornbacher's

sunflower MARKET

Our Customer Profile Today
SUPERVALU supports nearly 90 million sq. ft. of retail space
Mass Merchandisers
Mass Merchandisers
Independent Retailers
Independent Retailers
National
Banner
National
Banner
Super-Regional
Banners
Super-Regional
Banners

How We View the Market
New Realities Creating Opportunities to Shape SUPERVALU and the
Grocery Retail Sector
• Channel Blur - Everybody is selling food
– Non-traditional retailers using food to build store traffic
– Shopping patterns and preferences are shifting as store formats adapt
• Industry ripe for rationalization
– Excess supply of retail space
– List of troubled players sets the stage for major consolidation events
• Understanding and catering to the customer
– Determining the right mix of merchandizing, shopping experience, and price is critical
– Food preferences remain locally driven
SUPERVALU is actively shaping its future and positioning itself to succeed in the grocery retailing industry

Successfully competing requires a multi-faceted
approach to achieve sustainable grocery retail success
• Ideally positioned to capitalize
on serving diverse customer
needs and wants
–
Extreme Value
– Price Impact
– Traditional / Full Service
– Natural / Organic
– High-end Gourmet
– Fuel and Convenience
Scale and Diversity of
Retail Formats
• Leveraging world-class
supply chain capabilities and
buying power
• Develop unique scalable
competitive advantages like
W. Newell & Co. in produce
• Robust technology
platforms: SV Harbor,
T-squared, and more
Strong Supply Chain
Backbone
• Strong local management
• Customized and innovative
local merchandising
• Commitment to superior
shopping experience in
competitive atmosphere
Empowered People
Creating Sustainable Success

SUPERVALU

BUILDING A NEW ENTERPRISE >>>

Cub Foods
bigg's
BREADS

We Are Well Positioned to Capitalize
on Market Opportunity
• Years of operational and financial staging
have prepared us
• Proven ability to manage a variety
of retail formats
• Track record of successful integration
of acquisitions
• Basis-point discipline embedded in culture
• In Albertsons, we see great assets,
markets and people

Our Acquisition Discipline Was Applied
Synergistic and
Accretive
• Strong local market
leadership
• Realizable synergies
• Additive competencies
• Don’t seek turnarounds
• Fit with SVU strategy
• Rigorous due diligence
• Enhance shareholder value
Disciplined
Selection and
Rigorous Due
Diligence

SUPERVALU

BUILDING A NEW ENTERPRISE >>>

ACME
Sav-on
Jewel Osco
Bristol Farms
ENTRANCE
Albertsons
Sav-on

The Deal
Transaction Summary
• SUPERVALU, CVS and Cerberus-led
investment group to acquire Albertsons
for $17.4 billion in cash, stock and debt
assumption (with HITS).
• SUPERVALU to acquire premier retail
properties - more than 1,100 stores:
• Acme Markets
• Bristol Farms
• Jewel-Osco
• Shaw’s and Star Markets
• 569 Albertsons stores in Idaho, Southern
California, Nevada, Utah and Northwestern U.S.
• In-store pharmacies: Osco Drug and Sav-on
• SUPERVALU takes No. 2 spot in the
grocery industry by revenue

878 722 156
In-store
Pharmacies
$150-$175 million
pretax over 3 yrs.
Synergies
89% Retail 67% Retail EBITDA Mix
80% Retail 53% Retail Revenue Mix
193,800 144,000 49,800 Employees
2,505 1,124 1,381 Store Network
Financial
Operational
116 106 10 Fuel Centers
$44B $25B $19B Revenue
New SUPERVALU
Business to be
Acquired
SUPERVALU
Transformation in Scope and Scale
(all data approximate)

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

Save-A-Lot

Cub Foods
Shoppers
Shop 'n Save
bigg's

Farm Fresh
Hornbacher's
Scott's
sunflower

SUPERVALU’s Current Footprint
• SUPERVALU has a retail or distribution presence in 42 states, and is predominately focused in the
East, Southeast and Midwest
(1) Includes 27 TLC owned or managed
facilities
Supermarkets Extreme Value Stores Price Superstores
Supply Chain Services/
Distribution Centers (1)
Texas
New Mexico
Colorado
Wyoming
Montana
Idaho
California
Arizona
Nevada
Utah
Washington
Oregon
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Arkansas
Missouri
Iowa
Minnesota
Michigan
Wisconsin
Illinois
Indiana Ohio
Pennsylvania
New York
Kentucky
Tennessee
Louisiana
Mississippi
Alabama
Georgia
Florida
Maine
South
Carolina
North Carolina
Virginia
West
Virginia
Massachusetts
New Hampshire
Vermont
Connecticut
New Jersey
Delaware
Maryland
Rhode Island
18
23
15
5
6
1
89
31
64
20
48
1
19
7
3
7
117
1
18
20
39
12
92
62
1
22
53
22
9
43
4
105
16
18
55
13
3
9
103
1
19
22
40
39
17
7
3
2
1
3
3
1
2
2
5
6
3 2
1
1
4
3
1
4
2
1
8
2
2
9
7
2
14
1
2
37
1
17
1
3
1
1
1

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

Albertsons
Albertsons
Bristol Farms
Jewel
ACME
shaw's
star market

Retail Store Footprint To Be Acquired
Banners
Combination / Conventional
Stores
85
55
Oregon
Washington
Montana
Idaho
Utah
Arizona
New Mexico
Colorado
North Dakota
South Dakota
Nebraska
Kansas Missouri
Oklahoma
Texas
Arkansas
Louisiana
Iowa
Minnesota
Wisconsin
Illinois
Indiana
Ohio
Michigan
Kentucky
Tennessee
Mississippi
Alabama
Georgia
South
Carolina
North Carolina
Virginia
West
Virginia
Pennsylvania
New York
Vermont
Maine
New
Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
Florida
43
34
47
1
1
2
1
15
178 6
53
18
23
35
94
16
25
61
12
8
32
280
California
Nevada
Northwestern /
Intermountain
Southern
California
Wyoming
2
1,124 Locations in 24 States

Proforma Operations Footprint of The New SUPERVALU
Supermarkets
Supply Chain Services/
Distribution Centers (1)
Supermarkets Price Superstores Extreme Value Stores
SUPERVALU
New Banners
Texas
New Mexico
Colorado
Wyoming
Montana
Idaho
California
Arizona
Nevada
Utah
Washington
Oregon
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Arkansas
Missouri
Iowa
Minnesota
Michigan
Wisconsin
Illinois
Indiana
Ohio
Pennsylvania
New York
Kentucky
Tennessee
Louisiana
Mississippi
Alabama
Georgia
Florida
Maine
South
Carolina
North Carolina
Virginia
West
Virginia
Massachusetts
New Hampshire
Vermont
Connecticut
New Jersey
Delaware
Maryland
Rhode Island
18
23
15
5
6
1
89
31
64
48
1
19
7
3
7
117
1
18
20
39
12
92
62
1
22
53
22
9
43
4
105
16
18
55 13
3
9
103
1
19
22
40
39
17
7
3
2
1
3
3
1
2
2
5
8 3
2
1
1
5
3
1
6
1
2
1
8
2
2
9
7
2
14
1
2
37
1
17
1
280
55
85
34
43
47
32
2
178
15
6
1
2
61
53 94
16
25
35
18
12
8
22
1
1
3
1
1
1
1
1
1
1
(1) Includes 27 TLC owned or managed
facilities
Northwestern / Southern  California
Intermountain
2,500+ Locations in 48 States…National Retail Powerhouse

Leading Positions in Large and Growing Markets
Las Vegas
# 1 Market Share
Southern Cal.
# 1 or # 2
Market Share
Mpls. / St. Paul
# 1 Market Share
Chicago
# 1 Market Share
Boston / New
England
# 2 Market Share
Philadelphia
# 1 Market Share
St. Louis
# 2 Market Share
Washington
D.C. / Baltimore
# 3 Market Share
Boise
# 1 Market Share
Virginia Beach /
Norfolk
# 2 Market Share
Los Angeles
#3 Market Share

SUPERVALU

BUILDING A NEW ENTERPRISE >>>

ACME			
Cub Foods			
Hornbacher's			
Jewel			
Scott's			
Albertsons			
Albertsons			
Albertsons			
bigg's			
shaw's star market			
Albertsons			
Shop 'n Save			
Albertsons			
Albertsons			
SHOPPERS			
Albertsons

73% of Retail Revenues from #1 and
#2 Market Positions
Kroger #1 Las Vegas, NV
#3
#3
#3
#2
#2
#2
#2
#2
#2
#1
#1
#1
#1
#1
#1
#1
Share
Rank
Sun Mart Fargo, ND
Banner
Giant, Safeway Washington, D.C./ Baltimore, MD
Safeway, Rosauers/Kroger, Wal-Mart Spokane, WA/Salt Lake City/Ogden, UT
Stop & Shop, Demoulas Boston, MA-NH
Kroger, Meijer Cincinnati, OH
Dominick’s Chicago, IL
Wal-Mart Billings, Montana and Boise, ID
Stater Bros., Kroger/Safeway, Kroger
Riverside-San Bernardino, San Diego, Ventura,
California
Kroger Orange County, CA
Safeway, Quality Food Centers/Fred
Msyer
Seattle-Bellevue-Everett/Tacoma, WA
Schnuck’s, Dierberg’s St. Louis, MO
Kroger, Safeway Los Angeles-Long Beach CA
Food Lion, Wal-Mart Norfolk/Virginia Beach, VA
Kroger
Rainbow
Genuardi
Primary Competition
Fort Wayne, IN
Minneapolis – St. Paul, MN
Philadelphia, PA-NJ
MSA Markets

Advantages of Our Expanded Retail Portfolio
High-end Gourmet
Price Impact
Traditional
Full-Service
Fuel / Convenience
Natural & Organic
Extreme Value
Formats
Strong geographic footprint, excellent market shares
combined with our collective competencies offer
tremendous opportunities
• Increased Purchasing
Power
• World Class Supply
Chain Backbone
• Local Merchandising
Expertise
• Expanded Market
Intelligence
• Expanded Pharmacy
Footprint
• Increased Fuel Program
• Successful Licensee
Formula
• Expanded Private Label
Offering
Competencies
Scalable and
Highly
Effective
Competitive
Retail Model
+ =

Investing in Strong and Growing Markets
• Combined capital spending is $1.1B
– To be allocated heavily toward remodeling
and expanding store network
• Remodeling
– Strong commitment to well-maintained,
contemporary store fleet
– 85% of SUPERVALU’s current fleet is new
or newly remodeled within past seven
years
• Investing in key markets
– Acquired Albertsons properties reflect the
company’s premier operations
– Commitment to strengthening these key
market share positions

Everyone’s Favorite Question: What About Wal-Mart
States with the
most Wal-Mart
stores
Texas 415
Florida 224
California 194
Illinois 158
Ohio 151
Pennsylvania 139
Georgia 137
Missouri 132
North Carolina 130
Tennessee 119
Source:
http://www.walmartfacts.com,
2/1/06
High Share States
Low Share States
Confidential and Proprietary
Copyright © 2005 ACNielsen
a VNU business
Total U.S. - All Outlets 52 w/e 12/25/04 - Wal-Mart banners only
Med Share States
Expansion States

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

				↑
				↑
				↑
				↑
				↔
				↑

Stacking up against Wal-Mart
Not Significant Not Significant WMT
2.2% 1.8% WMT
23.3% 20.9% Acme
Philadelphia
1.1% 0.7% WMT
12.2% 12.3% Albertsons
Los Angeles
WMT
Albertsons
Jewel
WMT
Shop’n Save
WMT
Farm Fresh
Chain
Trend
2005 2003
Market
18.1%
25.8%
36.6%
10.8%
20.9%
22.6%
19.1%
27.6%
Las Vegas
21.1%
St. Louis
18.4%
23.4%
43.9%
11.9%
21.8%
Chicago
Va. Beach
Market Share
Source: Trade Dimensions: 2003 and 2005 Market Scope

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

		✓
		✓
		✓

Conditions for Acquisition Approval
On
Track
File preliminary proxy Mid-March ‘06
File Hart-Scott-Rodino (HSR) February ‘06
On
Track
Close By Early Summer ‘06
On
Track
Gain shareholder approval By Early summer ‘06
Both SUPERVALU and Albertsons boards of
directors recommend shareholder approval
January ‘06
Secure bank financing December ‘05
Status Action Date

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

Self-Checkout
Now Available

Creating a New Enterprise
• Bringing two powerful
organizations together
– In-market focus shared by
Albertsons and SUPERVALU
– Preserving local focus and
customer experience is a
strategic key
• Rich set of competencies at
both companies to leverage
the new enterprise
• Planned and thoughtful
transition effort underway
Unlock the Value in the Combined Enterprise

Enterprise Building Framework
Collaborative, Thoughtful and Swift Process
Prepare
Transition
Plan
Implement
Plan
Capture
Initial
Synergies
Execute
Growth Plan
Track &
Validate
Post Close Pre-Close
Enterprise Executive Lead:
Mike Jackson, SUPERVALU President and COO

Summary – Enhancing Shareholder Value
• Synergies, scale and a national retail portfolio will support sustainable retail success
• Strong cash flow: financial strength to invest in fleet and aggressively reduce debt
• More profitable business model – nearly 90% of Company’s
EBITDA will be in the higher-growth retail segment
• Provides Albertsons shareholders with residual equity in the
New SUPERVALU.

No. 2 grocery retailer in the nation, with
– The industry’s best regional nameplates
– A broad-based future growth potential
– The right formula for sustainable grocery retail
success
Forging the Future of Grocery Retailing
Unlocking the Value in the New SUPERVALU

SUPERVALU
BUILDING A NEW ENTERPRISE >>>

ACME

Bristol Farms

Farm Fresh MARKETS

Jewel

bigg's

Cub FOODS

Hornbacher's

SUPERVALU

Albertsons

SCOTT'S FOOD & PHARMACY

Shop'n Save

Albertsons

shaw's

Save a lot

star market

SFW SHOPPERS FOOD & PHARMACY

sunflower MARKET

31 THE NEW Northwestern / Intermountain Southern California